UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Spruce Biosciences, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

611 Gateway Boulevard, Suite 740

Address of Principal Executive Office (Street and Number)

South San Francisco, CA 94080

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Spruce Biosciences, Inc. (the “Company”) is unable to timely file with the Securities and Exchange Commission (“SEC”) its Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Annual Report”) without unreasonable effort or expense by the March 31, 2025 filing deadline applicable to non-accelerated filers, due to a delay experienced by the Company in completing certain required disclosures in the 2024 Annual Report.

The Company is working diligently to finalize the 2024 Annual Report and expects to file the 2024 Annual Report with the SEC as soon as practicable, and no later than the fifteenth calendar day following the prescribed due date, in accordance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Samir Gharib	(415)	655-4168
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates the following changes in its results of operations for 2024 compared with the prior year period:

•
a decrease of approximately 50% in collaboration revenue recognized under the Company’s license agreement with Kaken Pharmaceutical Co., Ltd.;
•
a low single-digit and mid-single digit decrease in operating expenses and research and development expenses, respectively, and
•
a high single-digit percentage increase in loss from operations.

In addition, the Company’s year-over-year cash balance materially decreased as a result of its operations in 2024. Absent additional financing or proceeds from other monetization transactions prior to filing the 2024 Annual Report, the Company expects that its cash and cash equivalents will be insufficient to fund its research and development operations for at least 12 months from the anticipated filing date of the 2024 Annual Report, and that there is substantial doubt about the Company’s ability to continue as a going concern.

Because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this Form 12b-25 will not change upon filing of the 2024 Annual Report.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “expects,” “will” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the Company’s ability to file the 2024 Annual Report within the time period prescribed by Rule 12b-25 and the expected impacts of the restatements described above. Many factors could cause actual results and future events to differ materially from the forward-looking statements, including, among other things, the risks and uncertainties set forth in the sections entitled “Risk Factors” in the Company’s periodic reports filed with the SEC. These forward-looking statements are based on management’s expectations as of the date of this filing. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, except as required by applicable law.

Spruce Biosciences, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2025	By	/s/ Javier Szwarcberg, M.D., MPH
Javier Szwarcberg, M.D., MPH Chief Executive Officer